CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges
	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)			JUNE 30, 2009
Earnings from continuing operations	$30,206		$45,224		$98,787
Income taxes	8,916		12,716		24,103
Earnings from continuing operations before income taxes	$39,122		$57,940		$122,890
Fixed charges:
Interest, long-term debt	$16,465		$33,409		$55,132
Interest, other (including interest on short-term debt)	926		4,790		22,876
Amortization of debt expense, premium, net	535		1,076		2,127
Portion of rentals representative of an interest factor	134		197		513
Total fixed charges	$18,060		$39,472		$80,648
Earnings from continuing operations before income taxes	$39,122		$57,940		$122,890
Plus: total fixed charges from above	18,060		39,472		80,648
Earnings from continuing operations before income taxes and fixed charges	$57,182		$97,412		$203,538
Ratio of earnings to fixed charges	3.17	x	2.47	x	2.52	x